UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 25, 2023

Landa App 3 LLC

(Exact name of issuer as specified in its charter)

Delaware	87- 2881696
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Membership Interests:

Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC	Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC
Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC
Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

On May 22, 2023, Charles Tomlinson resigned as Head of Accounting of Landa Holdings, Inc. (“Landa Holdings”), the manager of Landa App 3 LLC (the “Company”) and each of the registered series thereunder, to pursue other opportunities. Mr. Tomlinson had served as the Principal Financial Officer and Principal Accounting Officer of the Company while in his role as Head of Accounting of Landa Holdings. Mr. Tomlinson’s resignation was not related to any disagreement with the Company on any matter relating to its operations, policies or practices.

Item 9. Other Events

Upon Mr. Tomlinson resignation, Yishai Cohen, President and Chief Executive Officer of Landa Holdings, has assumed the roles of Principal Financial Officer and Principal Accounting Officer of the Company. Mr. Cohen is expected to serve in these roles on an interim basis as Landa Holdings conducts a search to identify a new Principal Financial Officer and Principal Accounting Officer.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2023	LANDA APP 3 LLC

	By:	Landa Holdings, Inc., its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

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